Exhibit 99.1

Jinko Power Signs $150 Million Financing to Expand Project Portfolio

SHANGHAI, July 16, 2015 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE:JKS), a global leader in the solar PV industry, today announced that JinkoSolar Power Engineering Group Limited ("Jinko Power"), a subsidiary of the Company, has signed a $150 million loan agreement with Credit Suisse AG (“Credit Suisse”) and a number of financial institutions. Proceeds from the financing will be used to expand Jinko Power’s project portfolio in China and provides funds to expand capacity to 1.4 GW. Credit Suisse acted as sole arranger and led the consortium of investors in the financing.

According to the terms of agreement, Jinko Power will receive an 18-month senior secured term loan totaling $150 million. The lenders will also be granted warrants, which represent no more than approximately 2% of Jinko Power’s equity on a fully distributed basis, subject to their terms and conditions.

“We are delighted to receive this strong vote of confidence from global financial institutions in the future of our fast-growing power generation business and our ability to sustainably develop, finance, construct and operate solar power generation projects,” commented Mr. Xiande Li, Chairman of JinkoSolar. “This financing further strengthens our position in the Chinese solar power market, supplements Jinko Power’s working capital, and significantly expands Jinko Power’s project development capabilities. With the additional funds, we are well positioned to benefit from the strong Chinese government support, as it continues to develop the green energy industry and tackle environmental concerns.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 3 GW for silicon ingots and wafers, 2.0 GW for solar cells, and 3.5 GW for solar modules, as of March 31, 2015. JinkoSolar also sells electricity in China, and has connected approximately 617 MW of solar power projects to the grid, as of March 31, 2015.

JinkoSolar has over 15,000 employees across its 5 productions facilities in Jiangxi and Zhejiang Provinces, China, Malaysia, Portugal and South Africa, 12 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com